United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

INCORPORATION BY REFERENCE

This report is incorporated by reference in the registration statements on Form F-3/A filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission on April 25, 2023 (Nos. 333-271248 and 333-271248-01) and in the registration statements on Form F-3 (POSASR) filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission on April 13, 2023 (Nos. 333-258466 and 333-258466-01), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Page

Interim Financial Statements	2

Exhibit 15.1 - Awareness Letter of PricewaterhouseCoopers Auditores Independentes Ltda.	49

Sorowako, Indonesia

Interim Financial Statements

March 31, 2023

IFRS

VALE

2

Report of Independent Registered Public Accounting Firm

To the stockholders and Board of Directors of

Vale S.A.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries (the “Company”) as of March 31, 2023, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2023 and March 31, 2022, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows (not presented herein), and in our report dated February 16, 2023, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2022, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, RJ, Brazil

April 26, 2023

3

Consolidated Income Statement

In millions of United States dollars, except earnings per share

		Three-month period ended March 31,
	Notes	2023	2022
Continuing operations
Net operating revenue	4(b)	8,434	10,812
Cost of goods sold and services rendered	5(a)	(4,949)	(4,622)
Gross profit		3,485	6,190

Operating expenses
Selling and administrative	5(b)	(118)	(121)
Research and development		(139)	(121)
Pre-operating and operational stoppage	26	(124)	(154)
Other operating expenses, net	5(c)	(219)	(266)
Impairment reversal (impairment and disposals) of non-current assets, net	15 and 17	(4)	1,072
Operating income		2,881	6,600

Financial income	6	121	150
Financial expenses	6	(320)	(319)
Other financial items, net	6	(331)	(73)
Equity results and other results in associates and joint ventures	14 and 23	(55)	211
Income before income taxes		2,296	6,569

Income taxes	7	(418)	(2,091)

Net income from continuing operations		1,878	4,478
Net income attributable to noncontrolling interests		41	22
Net income from continuing operations attributable to Vale's shareholders		1,837	4,456

Discontinued operations
Net income from discontinued operations	15(f)	-	2
Net income from discontinued operations attributable to Vale's shareholders		-	2

Net income		1,878	4,480
Net income attributable to noncontrolling interests		41	22
Net income attributable to Vale's shareholders		1,837	4,458

Basic and diluted earnings per share attributable to Vale's shareholders:	8
Common share (US$)		0.41	0.93

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Statement of Comprehensive Income

In millions of United States dollars

		Consolidated
		Three-month period ended March 31,
	Notes	2023	2022
Net income		1,878	4,480
Other comprehensive income:
Items that will not be reclassified to income statement
Translation adjustments		944	5,944
Retirement benefit obligations		(7)	32
		937	5,976

Items that may be reclassified to income statement
Translation adjustments		(157)	(1,752)
Net investment hedge	18	49	219
Cash flow hedge	18	19	(304)
Reclassification of cumulative translation adjustment to income statement	15	-	(150)
		(89)	(1,987)
Comprehensive income		2,726	8,469

Comprehensive income attributable to noncontrolling interests		48	22
Comprehensive income attributable to Vale's shareholders		2,678	8,447

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Statement of Cash Flows

In millions of United States dollars

		Three-month period ended March 31,
	Notes	2023	2022
Cash flow from operations	9(a)	4,280	5,531
Interest on loans and borrowings paid	9(c)	(169)	(179)
Cash received (paid) on settlement of derivatives, net	18	38	(76)
Payments related to Brumadinho event	22	(124)	(64)
Payments related to de-characterization of dams	24	(78)	(69)
Income taxes (including settlement program)		(337)	(2,577)
Net cash generated by operating activities from continuing operations		3,610	2,566
Net cash generated by operating activities from discontinued operations	15(f)	-	41
Net cash generated by operating activities		3,610	2,607

Cash flow from investing activities:
Capital expenditures	4(c)	(1,130)	(1,136)
Additions to investments	14(a)	(7)	-
Proceeds (payments) from the sale of investments, net	9(b)	(67)	437
Dividends received from associates and joint ventures	14	-	65
Short-term investment		(55)	2
Other investments activities, net		(67)	-
Net cash used in investing activities from continuing operations		(1,326)	(632)
Net cash used in investing activities from discontinued operations	15(f)	-	(38)
Net cash used in investing activities		(1,326)	(670)

Cash flow from financing activities:
Loans and borrowings from third-parties	9(c)	300	425
Payments of loans and borrowings from third-parties	9(c)	(39)	(395)
Payments of leasing	22	(47)	(41)
Dividends and interest on capital paid to shareholders	28(c)	(1,795)	(3,480)
Dividends and interest on capital paid to noncontrolling interest		(3)	(3)
Shares buyback program	28(d)	(763)	(1,788)
Net cash used in financing activities from continuing operations		(2,347)	(5,282)
Net cash used in financing activities from discontinued operations	15(f)	-	(11)
Net cash used in financing activities		(2,347)	(5,293)

Reduction in cash and cash equivalents		(63)	(3,356)
Cash and cash equivalents in the beginning of the period		4,736	11,721
Effect of exchange rate changes on cash and cash equivalents		32	707
Cash and cash equivalents from subsidiaries sold, net		-	(11)
Cash and cash equivalents at end of the period		4,705	9,061

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	21	4,705	4,736
Short-term investments	21	53	61
Accounts receivable	10	2,687	4,319
Other financial assets	13	381	342
Inventories	11	4,992	4,482
Recoverable taxes	7(d)	1,345	1,272
Other		345	314
		14,508	15,526
Non-current assets
Judicial deposits	26(c)	1,255	1,215
Other financial assets	13	393	280
Recoverable taxes	7(d)	1,143	1,110
Deferred income taxes	7(a)	10,799	10,770
Other		1,195	1,019
		14,785	14,394

Investments in associates and joint ventures	14	1,775	1,798
Intangibles	16	10,448	10,238
Property, plant, and equipment	17	46,031	44,938
		73,039	71,368
Total assets		87,547	86,894

Liabilities
Current liabilities
Suppliers and contractors	12	4,464	4,461
Loans, borrowings, and leases	21	543	489
Other financial liabilities	13	1,581	1,672
Taxes payable	7(d)	672	470
Settlement program ("REFIS")	7(c)	388	371
Liabilities related to associates and joint ventures	23	2,133	1,911
Provisions	25	722	1,036
Liabilities related to Brumadinho	22	1,122	944
De-characterization of dams and asset retirement obligations	24	785	661
Dividends payable		-	1,383
Other		567	493
		12,977	13,891
Non-current liabilities
Loans, borrowings, and leases	21	12,441	12,223
Participative shareholders' debentures	20	2,846	2,725
Other financial liabilities	13	2,805	2,843
Settlement program ("REFIS")	7(c)	1,856	1,869
Deferred income taxes	7(a)	1,379	1,413
Provisions	25	2,548	2,446
Liabilities related to Brumadinho	22	2,236	2,368
De-characterization of dams and asset retirement obligations	24	6,462	6,520
Liabilities related to associates and joint ventures	23	1,266	1,410
Streaming transactions		1,636	1,612
Other		214	216
		35,689	35,645
Total liabilities		48,666	49,536

Equity	28
Equity attributable to Vale's shareholders		37,346	35,867
Equity attributable to noncontrolling interests		1,535	1,491
Total equity		38,881	37,358
Total liabilities and equity		87,547	86,894

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total shareholders' equity
Balance at December 31, 2022		61,614	1,139	20,744	(4,980)	(1,675)	(40,975)	-	35,867	1,491	37,358
Net income		-	-	-	-	-	-	1,837	1,837	41	1,878
Other comprehensive income		-	-	500	-	5	336	-	841	7	848
Dividends and interest on capital of Vale's shareholders	28(c)	-	-	(437)	-	-	-	-	(437)	-	(437)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(4)	(4)
Shares buyback program	28(d)	-	-	-	(763)	-	-	-	(763)	-	(763)
Treasury shares used and canceled	28(b)	-	-	(4,164)	4,189	-	-	-	25	-	25
Share-based payment program	27(b)	-	-	-	-	(24)	-	-	(24)	-	(24)
Balance at March 31, 2023		61,614	1,139	16,643	(1,554)	(1,694)	(40,639)	1,837	37,346	1,535	38,881

Balance at December 31, 2021		61,614	1,139	15,702	(5,579)	(1,960)	(36,444)	-	34,472	834	35,306
Net income		-	-	-	-	-	-	4,458	4,458	22	4,480
Other comprehensive income		-	-	2,246	-	(319)	2,062	-	3,989	-	3,989
Dividends and interest on capital of Vale's shareholders		-	-	(3,500)	-	-	-	-	(3,500)	-	(3,500)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(2)	(2)
Shares buyback program	28(d)	-	-	-	(1,788)	-	-	-	(1,788)	-	(1,788)
Share-based payment program		-	-	-	-	(14)	-	-	(14)	-	(14)
Treasury shares used and canceled	28(b)	-	-	(2,801)	2,819	-	-	-	18	-	18
Balance at March 31, 2022		61,614	1,139	11,647	(4,548)	(2,293)	(34,382)	4,458	37,635	854	38,489

The accompanying notes are an integral part of these interim financial statements.

8

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

1.	Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the share exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicles and metal alloys employed in the production process of several products, (iii) copper, used in the construction sector to produce pipes and electrical wires, and (iv) platinum, gold, silver, and cobalt as by-products of nickel and copper. To outflow its production, Vale also operates a railroad and port logistics system in Brazil.

Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International SA (“VISA”), a wholly owned subsidiary located in Switzerland.

In addition, Vale has equity investments and energy assets to reduce energy costs, minimize the risk of shortages and meet its energy consumption needs through renewable sources.

The Company also used to produce and sell thermal and metallurgical coal until April 2022, when Vale concluded the sale of this operation (note 15f). The results from the coal operation by the closing of the disposal process are presented in these interim financial statements as “discontinued operations”.

2.	Basis of preparation of interim financial statements

The consolidated interim financial statements of the Company (“interim financial statements”) has been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be analyzed together with the financial statements for the year ended December 31, 2022. Accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2023, reporting periods or have not materially impacted these interim financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact on the entity in future reporting periods.

These interim financial statements were authorized for issue by the Company’s Board of Directors on April 26, 2023.

a) Functional currency and presentation currency

The interim financial information of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), in the case of the Parent Company is the Brazilian real (“R$”). For presentation purposes, these interim statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2023	December 31, 2022	2023	2022
US Dollar ("US$")	5.0803	5.2177	5.1963	5.2299
Canadian dollar ("CAD")	3.7569	3.8550	3.8422	4.1302
Euro ("EUR")	5.5244	5.5694	5.5763	5.8726

9

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

3.	Significant events in the three-month period ended March 31, 2023

	Notes	Income Statement	Cash Flow	Equity
Sale of Companhia Siderúrgica do Pecém	15(a)	37	(67)	37
Shareholder’s remuneration	28(c)	-	1,823	1,823
Shares buyback program	28(d)	-	(763)	(763)
Cancellation of treasury shares	28(b)	-	-	4,164

Sale of Companhia Siderúrgica do Pecém (“CSP”) – In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal. Under the terms of the agreement, Vale has received US$1,042 from the buyer and made a cash contribution of US$1,189 to CSP upon closing, which was fully used to prepay the outstanding net debt of CSP as determined by the agreement. In addition, the Company derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of US$37 recognized as “Equity results and other results in associates and joint ventures”.

Shareholders’ remuneration - In March 2023, the Company paid dividends and interest on capital to its shareholders in the amount of US$1,823.

Shares buyback program - In the period ended March 31, 2023, the Company had repurchased 44,538,571 common shares and their respective ADRs as of March 31, 2023, corresponding to the total amount of US$763.

Cancellation of treasury shares - In March 2023, the Company approved the cancellation of 239,881,683 common shares held in treasury, with the effect of US$4,164 recorded as a reclassification in the shareholders' equity presented as “Treasury shares used and cancelled”.

Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC. In April 2023 (subsequent event), the Company completed the transaction and acquired the minority interest of its subsidiary for US$130. The result is immaterial and will be recognized in equity as “Acquisition and disposal of non-controlling interest” in the second quarter of 2023. Upon closing, Vale owns 100% of VOPC's share capital.

10

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

4.	Information by business segment and geographic area

Segment	Main activities
Iron Solutions	Comprise of the production and extraction of iron ore, iron ore pellets, manganese, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the production and extraction of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal (discontinued operation)	Comprise of the production and extraction of metallurgical and thermal coal and its logistic related services. The set of assets related to this segment is classified as “Non-current assets and liabilities related to assets held for sale” (note 15f).
Other	Includes the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses and costs related to the Brumadinho event.

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

11

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

a) Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets.

		Three-month period ended March 31,
	Notes	2023	2022

Iron ore		2,638	4,934
Iron ore pellets		667	837
Other ferrous products and services		15	31
Iron solutions		3,320	5,802

Nickel		353	525
Copper		220	226
Energy Transition Metals		573	751

Other		(317)	(339)

EBITDA from continuing operations		3,576	6,214

Depreciation, depletion and amortization	4(c)	(656)	(686)
Impairment reversal (impairment and disposals) of non-current assets, net (i)	15 and 17	(39)	1,072
Operating income		2,881	6,600

Equity results and other results in associates and joint ventures	14	(55)	211
Financial results	6	(530)	(242)
Income taxes	7	(418)	(2,091)
Net income from continuing operations		1,878	4,478

(i) Includes adjustment of US$35 in the three-month period ended March 31, 2023, to reflect the performance of the streaming transactions at market prices.

		Three-month period ended March 31,
	Notes	2023	2022
EBITDA from discontinued operations		-	171

Impairment and disposals of non-current assets, net		-	(160)
Operating income	15(f)	-	11

Financial results		-	(7)
Income taxes		-	(2)
Net income from discontinued operations	15(f)	-	2

12

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b) Net operating revenue by shipment destination

			Three-month period ended March 31, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	1	146	-	143	-	-	290
United States of America	-	86	-	425	-	-	511
Germany	91	33	-	174	130	-	428
Europe, except Germany	372	139	-	362	262	-	1,135
Middle East, Africa, and Oceania	-	416	-	9	-	-	425
Japan	479	52	-	158	-	-	689
China	3,275	-	-	78	54	-	3,407
Asia, except Japan and China	403	41	2	140	44	-	630
Brazil	361	409	105	19		25	919
Net operating revenue	4,982	1,322	107	1,508	490	25	8,434

			Three-month period ended March 31, 2022
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	-	130	-	166	-	49	345
United States of America	-	27	-	286	-	-	313
Germany	129	-	-	171	208	-	508
Europe, except Germany	461	75	-	215	203	-	954
Middle East, Africa, and Oceania	-	494	-	3	-	-	497
Japan	616	54	-	189	2	-	861
China	5,084	8	7	290	-	-	5,389
Asia, except Japan and China	606	23	4	123	61	-	817
Brazil	359	554	103	15	-	97	1,128
Net operating revenue	7,255	1,365	114	1,458	474	146	10,812

c) Assets by segment

	March 31, 2023				December 31, 2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Investments in associates and joint ventures	1,233	-	542	1,775	1,296	-	502	1,798
Intangibles	8,543	1,846	59	10,448	8,330	1,847	61	10,238
Property, plant and equipment	25,694	17,817	2,520	46,031	24,718	17,808	2,412	44,938

	Three-month period ended March 31,
	2023				2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Depreciation, depletion and amortization	403	241	12	656	416	256	14	686

Capital expenditures
Sustaining capital (i)	512	263	29	804	499	270	30	799
Project execution	236	72	18	326	182	67	88	337
	748	335	47	1,130	681	337	118	1,136

(i) According to the Company's shareholder remuneration policy, dividends are calculated based on 30% of the adjusted EBITDA less sustaining capital investments.

13

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

d) Assets by geographic area

	March 31, 2023				December 31, 2022
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,775	8,602	29,379	39,756	1,798	8,391	28,210	38,399
Canada	-	1,843	11,134	12,977	-	1,845	11,178	13,023
Americas, except Brazil and Canada	-	-	4	4	-	-	4	4
Europe	-	-	744	744	-	-	747	747
Indonesia	-	1	2,731	2,732	-	1	2,731	2,732
Asia, except Indonesia and China	-	-	777	777	-	-	786	786
China	-	1	18	19	-	1	19	20
Oman	-	1	1,244	1,245	-	-	1,263	1,263
Total	1,775	10,448	46,031	58,254	1,798	10,238	44,938	56,974

5. Costs and expenses by nature

a)    Cost of goods sold, and services rendered

	Three-month period ended March 31,
	2023	2022
Maintenance	812	627
Materials and services	809	679
Freight	682	827
Depreciation, depletion and amortization	613	645
Acquisition of products	535	461
Personnel	457	381
Fuel oil and gas	385	284
Royalties	232	209
Energy	167	152
Others	257	357
Total	4,949	4,622

Cost of goods sold	4,827	4,489
Cost of services rendered	122	133
Total	4,949	4,622

b)       Selling and administrative expenses

	Three-month period ended March 31,
	2023	2022
Personnel	45	54
Services	28	22
Selling	18	19
Depreciation and amortization	11	11
Other	16	15
Total	118	121

14

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

c)       Other operating expenses, net

		Three-month period ended March 31,
	Notes	2023	2022
Expenses related to Brumadinho event	22	111	123
Expenses related to de-characterization of dam	24(a)	-	37
Provision for litigations	26(a)	31	16
Profit sharing program		55	48
Other		22	42
Total		219	266

6.        Financial results

		Three-month period ended March 31,
	Notes	2023	2022
Financial income
Short-term investments		88	129
Other		33	21
		121	150
Financial expenses
Loans and borrowings gross interest	21	(180)	(161)
Capitalized loans and borrowing costs		5	14
Interest on REFIS		(38)	(32)
Interest on lease liabilities	21	(15)	(16)
Other		(92)	(124)
		(320)	(319)
Other financial items, net
Net foreign exchange losses		(152)	(817)
Participative shareholders' debentures (i)	20	(47)	(249)
Financial guarantees (i)	15(a)	-	123
Derivative financial instruments, net	18	192	861
Indexation gain (losses), net		(324)	9
		(331)	(73)
Total		(530)	(242)

(i) Items reclassified in comparative to maintain consistency of disclosure.

Financial guarantees

As of March 31, 2023, the total guarantees granted by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures totaled US$264 (2022: US$1,522).

15

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

7.	Income taxes

a)       Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Three-month period ended March 31,
	2023	2022
Income before income taxes	2,296	6,569
Income taxes at statutory rate (34%)	(781)	(2,233)
Adjustments that affect the taxes basis:
Tax incentives	405	494
Equity results	(30)	8
Addition (reduction) of tax loss carryforward	(71)	(655)
Other	59	295
Income taxes	(418)	(2,091)

Current tax	(218)	(253)
Deferred tax	(200)	(1,838)
Income taxes	(418)	(2,091)

b)	Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2022	10,770	1,413	9,357
Effect in income statement	(229)	(29)	(200)
Translation adjustment	263	-	263
Other comprehensive income	(5)	(5)	-
Balance at March 31, 2023	10,799	1,379	9,420

Balance at December 31, 2021	11,441	1,881	9,560
Effect in income statement	(1,804)	34	(1,838)
Translation adjustment	1,590	51	1,539
Other comprehensive income	(35)	(108)	73
Sale of California Steel Industries	-	(28)	28
Balance at March 31, 2022	11,192	1,830	9,362

c)	Income taxes - Settlement program (“REFIS”)

	March 31, 2023	December 31, 2022
Current liabilities	388	371
Non-current liabilities	1,856	1,869
REFIS liabilities	2,244	2,240

SELIC rate	13.75%	13.75%

The balance is mainly related to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028. The impact of the SELIC over the liability is recorded under the Company’s financial results.

d)   Uncertain tax positions (“UTP”)

There has not been any relevant developments on matters related to UTP since the December 31, 2022 financial statements.

16

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

e) Recoverable and payable taxes

			March 31, 2023			December 31, 2022
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	277	1	23	261	1	46
Brazilian federal contributions ("PIS" and "COFINS")	794	775	49	690	740	35
Income taxes	266	367	354	309	369	221
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	64	-	-	54
Other	8	-	182	12	-	114
Total	1,345	1,143	672	1,272	1,110	470

8.	Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2023	2022
Net income attributable to Vale's shareholders:
Net income from continuing operations	1,837	4,456
Net income from discontinued operations	-	2
Net income	1,837	4,458
Thousands of shares
Weighted average number of common shares outstanding	4,453,110	4,807,641
Weighted average number of common shares outstanding and potential ordinary shares	4,456,941	4,811,926

Basic and diluted earnings per share from continuing operations:
Common share (US$)	0.41	0.93
Basic and diluted earnings per share from discontinued operations:
Common share (US$)	-	-
Basic and diluted earnings per share:
Common share (US$)	0.41	0.93

9.	Cash flows reconciliation

a) Cash flow from operating activities:

		Three-month period ended March 31,
	Notes	2023	2022
Cash flow from operating activities:
Income before income taxes		2,296	6,569
Adjusted for:
Equity results and other results in associates and joint ventures	14 and 23	55	(211)
Impairment and disposals (impairment reversal) of non-current assets, net	15 and 17	4	(1,072)
Provision for de-characterization of dams	24	-	37
Depreciation, depletion and amortization		656	686
Financial results, net	6	530	242
Changes in assets and liabilities:
Accounts receivable	10	1,686	877
Inventories	11	(363)	(304)
Suppliers and contractors	12	(105)	(672)
Other assets and liabilities, net		(479)	(621)
Cash flow from operations		4,280	5,531

b) Cash flow from investing activities

		Three-month period ended March 31,
	Notes	2023	2022
Cash received from the sale of California Steel Industries	15(d)	-	437
Cash received from the sale of Companhia Siderúrgica do Pecém	15(a)	1,082	-
Cash contribution to Companhia Siderúrgica do Pecém	15(a)	(1,149)	-
Proceeds (payments) from disposal of investments, net		(67)	437

17

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

c) Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2022	6,497	280	4,404	11,181
Additions	-	-	300	300
Payments	(17)	(12)	(10)	(39)
Interest paid (i)	(109)	(7)	(53)	(169)
Cash flow from financing activities	(126)	(19)	237	92
Effect of exchange rate	7	7	1	15
Interest accretion	107	8	61	176
Non-cash changes	114	15	62	191
March 31, 2023	6,485	276	4,703	11,464

(i)	Classified as operating activities in the statement of cash flows.

Additions - In March 2023, the Company contracted a loan of US$300 with the Bank of China Limited indexed to SOFR and maturing in 2028.

Payments - In January 2023, the Company paid principal and interest of debentures, in the amount of US$24.

d) Non-cash transactions

	Three-month period ended March 31,
	2023	2022
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	5	14

10.	Accounts receivable

	Notes	March 31, 2023	December 31, 2022
Receivables from customer contracts
Related parties	29	153	211
Third parties
Iron Solutions		1,613	3,132
Energy Transition Metals		916	984
Other		48	35
Accounts receivable		2,730	4,362
Expected credit loss		(43)	(43)
Accounts receivable, net		2,687	4,319

No customer individually represented 10% or more of the Company’s accounts receivable or revenues in the periods presented above.

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The final sales price of these commodities is calculated based on the pricing period stipulated in the sales contracts, which generally is later than the revenue recognition date. Therefore, the Company initially recognizes revenue based on a provisional invoice and the receivables of the provisionally priced products are subsequently measured at fair value through profit or loss (note 19), with these changes in the value of the receivables recorded in the Company's net operating revenue.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	Three-month period ended March 31, 2023
	Thousand metric tons	Provisional price (US$/ton)	Change	Effect on Revenue (US$ million)
Iron ore	8,617	120	+/- 10%	+/- 103
Copper	69	11,691	+/- 10%	+/- 81

18

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

11.	Inventories

	March 31, 2023	December 31, 2022
Finished products
Iron Solutions	2,570	2,126
Energy Transition Metals	569	651
	3,139	2,777

Work in progress	870	800
Consumable inventory	1,073	1,010

Allowance to net realizable value (i)	(90)	(105)
Total of inventories	4,992	4,482

(i) In the three-month period ended March 31, 2023, the effect of provision reversal for net realizable value was US$10 (2022: provision of US$11).

12.	Suppliers and contractors

	Notes	March 31, 2023	December 31, 2022
Third parties – Brazil		2,875	2,691
Third parties – Abroad		1,491	1,599
Related parties	29	98	171
Total		4,464	4,461

The Company has transactions with certain suppliers, which allows them to anticipate their receivables and the Company to extend its payment term within the short term, that is, during its operational cycle. The outstanding balance related to those transactions was US$1,025 as at March 31, 2023 (2022: US$743), of which US$229 (2022: US$202) relates to the structure created by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Vale’s social pillar.

13.	Other financial assets and liabilities

		Current		Non-Current
	Notes	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Other financial assets
Restricted cash		-	-	96	77
Derivative financial instruments	18	381	342	284	196
Investments in equity securities (i)		-	-	13	7
		381	342	393	280
Other financial liabilities
Derivative financial instruments	18	55	90	146	186
Other financial liabilities - Related parties	29	367	400	-	-
Financial guarantees provided (ii)	15(a)	-	-	-	103
Liabilities related to the concession grant	13(a)	379	416	2,659	2,554
Contract liability and other advances (iii)		780	766	-	-
		1,581	1,672	2,805	2,843

(i) Corresponding to a 3.24% non-controlling interest in Boston Electrometallurgical Company, whose objective is to promote the development of a technology focused on reducing carbon dioxide emissions in steel production.

(ii) In March 2023, the Company completed the sale of its interest in CSP and derecognized the financial guarantee granted by the Company.

(iii) Includes advances received from customers that meets the definition of contract liability described in IFRS 15– Revenue from Contracts with Customers and other payables that meet the definition of a financial liability described in IAS 32 - Financial Instruments: Presentation.

19

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

a) Liabilities related to the concession grant

	December 31, 2022	Addition	Present value adjustment	Disbursements	March 31, 2023
Payment obligation	954	5	50	(13)	996
Infrastructure investment	2,016	11	65	(50)	2,042

	2,970	16	115	(63)	3,038

Current liabilities	416				379
Non-current liabilities	2,554				2,659
Liabilities	2,970				3,038

Discount rate in nominal terms - Payment obligation	11.04%				11.04%
Discount rate in nominal terms - Infrastructure investment	6.08% - 6.23%				5.68% - 6.33%

20

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

14.	Investments in subsidiaries, associates, and joint ventures

			Investments in associates and joint ventures		Equity results		Dividends received
					Three-month period ended March 31,		Three-month period ended March 31,
Associates and joint ventures	% ownership	% voting capital	March 31, 2023	December 31, 2022	2023	2022	2023	2022
Iron Solutions
Baovale Mineração S.A.	50.00	50.00	25	24	1	1	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	87	80	4	12	-	-
Companhia Hispano-Brasileira de Pelotização	50.89	50.00	52	48	3	-	-	-
Companhia Ítalo-Brasileira de Pelotização	50.90	50.00	67	62	4	1	-	-
Companhia Nipo-Brasileira de Pelotização	51.00	50.00	157	145	7	10	-	-
MRS Logística S.A.	48.16	47.09	529	509	6	10	-	-
Samarco Mineração S.A. (note 23)	50.00	50.00	-	-	-	-	-	-
VLI S.A.	29.60	29.60	316	428	(121)	(18)	-	-
			1,233	1,296	(96)	16	-	-
Energy Transition Metals
Korea Nickel Corp.	25.00	25.00	-	-	-	2	-	-
			-	-	-	2	-	-
Others
Aliança Geração de Energia S.A.	55.00	55.00	378	340	9	8	-	-
Aliança Norte Energia Participações S.A.	51.00	51.00	108	106	(1)	(2)	-	-
California Steel Industries, Inc.	50.00	50.00	-	-	-	-	-	65
Other			56	56	-	2	-	-
			542	502	8	8	-	65
Equity results in associates and joint ventures			1,775	1,798	(88)	26	-	65
Other results in associates and joint ventures (note 15)			-	-	33	185	-	-
Equity results and other results in associates and joint ventures			1,775	1,798	(55)	211	-	65

a) Changes in the period

	Notes	2023	2022
Balance at January 1,		1,798	1,751
Additions and capitalizations		1	-
Equity results and other results in associates and joint ventures		(88)	26
Dividends declared		-	(37)
Translation adjustment		47	298
Impairment of CSP	15(a)	-	(111)
Other		17	-
Balance at March 31,		1,775	1,927

15.	Acquisitions and divestitures

		Three-month period ended March 31, 2023
	Reference	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Companhia Siderúrgica do Pecém	15(a)	-	37
		-	37

21

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

		Three-month period ended March 31, 2022
	Reference	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	15(c)	1,134	-
California Steel Industries	15(d)	-	297
Companhia Siderúrgica do Pecém	15(a)	-	(111)
		1,134	186
Discontinued operations (Coal)	15(f)	(160)	-
		974	186

a) Sale of Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. Based on the terms of the agreement, the Company has impaired its investment in full, which resulted in a loss of US$111 recognized in the income statement for the three-month period ended March 31, 2022.

In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal. Under the terms of the agreement, Vale has received US$1,042 from the buyer and made a cash contribution of US$1,189 to CSP upon closing, which was fully used to prepay the outstanding net debt of CSP as determined by the agreement. In addition, the Company derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of US$37 recognized as “Equity results and other results in associates and joint ventures”.

b) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC. In April 2023 (subsequent event), the Company completed the transaction and acquired the minority interest for US$130 and, upon closing, Vale owns 100% VOPC's share capital. The result is immaterial and will be recognized in equity as “Acquisition and disposal of non-controlling interest” in the second quarter of 2023, because it is a transaction with non-controlling shareholders as VOPC is a Vale’s subsidiary.

c) Midwestern System – During the first quarter of 2022, the Company classified the assets and liabilities related to the Midwestern System as held for sale due to the negotiations with interested parties in Vale’s iron ore, manganese and logistics assets in the Midwestern System. These negotiations resulted in the execution of a binding agreement with J&F Mineração Ltda. (“J&F”) for the sale of these assets, which was signed on April 6, 2022, for the sale of these assets.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts in the amount of US$932 that were deemed onerous contracts under the Company’s business model for the Midwestern System, which has a negative net asset of US$892 before reclassification to “Non-current assets and liabilities held for sale” on March 31, 2022.

These offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of US$1,134 recorded as “Impairment reversal (impairment and disposals) of non-current assets”, of which US$202 relates to the impairment reversal on the Property, plant and equipment and US$932 is due to the remeasurement of the onerous contract liability. The closing was completed in July 2022 and the Company received US$150.

d) California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for US$437. In February 2022, the Company concluded the sale and recorded a gain of US$297 for the three-month period ended March 31, 2022, as “Equity results and other results in associates and joint ventures”, of which US$147 relates to a gain from the sale and US$150 is due the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

e) Discontinued operations (Coal) - In June 2021, in preparation for a sale of the coal operation in connection with the sustainable mining strategic agenda, the Company carried out a corporate reorganization by acquiring the interests held by Mitsui in the coal assets, which consist of Moatize mine and the Nacala Logistics Corridor (“NLC”).

In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly Vulcan Minerals - “Vulcan”) for the sale of these assets. Under the sale agreement Vulcan has committed to pay the gross amount of US$270, in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions and so, due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred. Up to this date, the Company has not recognized any gain in relation to these royalties.

22

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

Therefore, the Company adjusted the net assets of the coal business to the fair value less cost of disposal, which resulted in an impairment loss of US$2,511, and started presenting the coal segment as a discontinued operation from December 2021.

The Company recorded additional losses of US$160 in the net income from discontinued operations for the three-month period ended March 31, 2022, mainly due to the impairment of assets acquired in the current period of US$48 and other working capital adjustments in the amount of US$112. In April 2022, the transaction was completed after the satisfaction of conditions precedent.

23

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

Net income and cash flows from discontinued operations

	Three-month period ended March 31,
	2023	2022
Net income from discontinued operations
Net operating revenue	-	448
Cost of goods sold and services rendered	-	(264)
Operating expenses	-	(13)
Impairment and disposals of non-current assets, net	-	(160)
Operating income	-	11
Financial results, net	-	(7)
Net income before income taxes	-	4
Income taxes	-	(2)
Net income from discontinued operations	-	2
Net income attributable to Vale's shareholders	-	2

	Three-month period ended March 31,
	2023	2022
Cash flow from discontinued operations
Operating activities
Net income before income taxes	-	4
Adjustments:
Impairment and disposals of non-current assets, net	-	160
Financial results, net	-	7
Decrease in assets and liabilities	-	(130)
Net cash generated by operating activities	-	41

Investing activities
Additions to property, plant and equipment	-	(38)
Net cash used in investing activities	-	(38)

Financing activities
Payments	-	(11)
Net cash used by financing activities	-	(11)
Net cash used by discontinued operations	-	(8)

24

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

16.	Intangibles

	Goodwill	Concessions	Software	Research and development project	Total
Balance at December 31, 2022	3,189	6,434	87	528	10,238
Additions	-	50	5	-	55
Disposals	-	(3)	-	-	(3)
Amortization	-	(60)	(11)	-	(71)
Translation adjustment	39	174	2	14	229
Balance at March 31, 2023	3,228	6,595	83	542	10,448
Cost	3,228	8,060	570	542	12,400
Accumulated amortization	-	(1,465)	(487)	-	(1,952)
Balance at March 31, 2023	3,228	6,595	83	542	10,448

Balance at December 31, 2021	3,208	5,223	86	494	9,011
Additions	-	35	9	4	48
Disposals	-	(9)	-	-	(9)
Amortization	-	(58)	(11)	-	(69)
Translation adjustment	262	927	10	87	1,286
Balance at March 31, 2022	3,470	6,118	94	585	10,267
Cost	3,470	7,469	578	585	12,102
Accumulated amortization	-	(1,351)	(484)	-	(1,835)
Balance at March 31, 2022	3,470	6,118	94	585	10,267

25

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

17.	Property, plant, and equipment

	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance at December 31, 2022		8,913	8,042	4,984	7,112	2,475	1,455	2,632	9,325	44,938
Additions (i)		-	-	-	-	-	12	-	1,039	1,051
Disposals		(2)	(7)	(5)	-	(5)	-	(1)	(7)	(27)
Assets retirement obligation	24(b)	-	-	-	(23)	-	-	-	-	(23)
Depreciation, depletion and amortization		(109)	(122)	(181)	(131)	(40)	(45)	(79)	-	(707)
Translation adjustment		187	189	71	71	65	10	45	161	799
Transfers		519	282	220	31	29	-	36	(1,117)	-
Balance at March 31, 2023		9,508	8,384	5,089	7,060	2,524	1,432	2,633	9,401	46,031
Cost		16,804	13,404	11,949	15,705	4,218	2,147	5,517	9,401	79,145
Accumulated depreciation		(7,296)	(5,020)	(6,860)	(8,645)	(1,694)	(715)	(2,884)	-	(33,114)
Balance at March 31, 2023		9,508	8,384	5,089	7,060	2,524	1,432	2,633	9,401	46,031

Balance at December 31, 2021		8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931
Additions (i)		-	-	-	-	-	27	-	1,024	1,051
Disposals		(2)	(8)	(1)	-	(3)	-	-	(27)	(41)
Assets retirement obligation	24(b)	-	-	-	(555)	-	-	-	-	(555)
Depreciation, depletion and amortization		(101)	(121)	(172)	(125)	(40)	(48)	(69)	-	(676)
Impairment reversal		55	33	64	37	-	-	21	-	210
Transfer to asset held for sale - Midwestern System		(55)	(33)	(64)	(37)	-	-	(21)	-	(210)
Translation adjustment		1,033	1,079	398	459	406	69	273	882	4,599
Transfers		24	145	87	6	55	-	94	(411)	-
Balance at March 31, 2022		9,091	8,327	5,055	7,527	2,752	1,585	2,782	9,190	46,309
Cost		16,481	13,283	11,715	17,264	4,417	2,130	6,183	9,190	80,663
Accumulated depreciation		(7,390)	(4,956)	(6,660)	(9,737)	(1,665)	(545)	(3,401)	-	(34,354)
Balance at March 31, 2022		9,091	8,327	5,055	7,527	2,752	1,585	2,782	9,190	46,309

(i) Includes capitalized interest.

Right-of-use assets (leases)

	December 31, 2022	Additions and contract modifications	Depreciation	Translation adjustment	March 31, 2023
Ports	657	-	(13)	2	646
Vessels	453	-	(11)	-	442
Pelletizing plants	204	12	(12)	5	209
Properties	87	-	(6)	2	83
Energy plants	39	-	(2)	1	38
Mining equipment	15	-	(1)	-	14
Total	1,455	12	(45)	10	1,432

Lease liabilities are presented in note 21.

26

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

18.	Financial and capital risk management

a) Effects of derivatives on the balance sheet

	March 31, 2023		December 31, 2022
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	15	102	11	144
IPCA swap	-	58	-	63
Dollar swap and forward transactions	559	2	407	7
LIBOR swap	10	-	7	-
	584	162	425	214

Commodities price risk
Gasoil, Brent and freight	31	35	78	56
Energy Transition Metals	50	-	35	1
	81	35	113	57
Other	-	4	-	5

Total	665	201	538	276

b) Net exposure

	March 31, 2023	December 31, 2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(87)	(133)
IPCA swap	(58)	(63)
Dollar swap and forward transactions	557	400
LIBOR swap (i)	10	7
	422	211
Commodities price risk
Gasoil, Brent and freight	(4)	22
Energy Transition Metals	50	34
	46	56

Other	(4)	(5)

Total	464	262

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. Vale is in negotiations with some financial institutions to replace the reference interest rate of its financial contracts from LIBOR to Secured Overnight Financing Rate ("SOFR"), with spread adjustments to match the transaction costs. The Company does not expect material impacts on the cash flows of these operations.

c)       Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended March 31,
	2023	2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	44	419
IPCA swap	7	74
Dollar swap and forward operations	162	335
LIBOR swap	3	35
	216	863

Commodities price risk
Gasoil, Brent and freight	(24)	15
Energy Transition Metals	(1)	(7)
	(25)	8

Other	1	(10)
Total	192	861

27

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

d)       Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2023	2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(4)	2
IPCA swap	1	-
Dollar swap and forward operations	20	4
	17	6
Commodities price risk
Gasoil, Brent and freight	2	3
Energy Transition Metals	19	(85)
	21	(82)
Total	38	(76)

e) Market risk - Foreign exchange and interest rates

Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Index	Average rate	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023	2024	2025+
CDI vs. US$ fixed rate swap					(43)	(83)	(3)	26	(9)	(5)	(30)
Receivable	R$ 6,089	R$ 6,356	CDI	100.13%
Payable	US$ 1,413	US$ 1,475	Fix	1.80%

TJLP vs. US$ fixed rate swap					(44)	(50)	(1)	4	(4)	(6)	(34)
Receivable	R$ 804	R$ 814	TJLP +	1.04%
Payable	US$ 201	US$ 204	Fix	3.43%

					(87)	(133)	(4)	30	(13)	(11)	(64)

IPCA swap vs. US$ fixed rate swap					(58)	(63)	1	6	-	(8)	(51)
Receivable	R$ 1,240	R$ 1,294	IPCA +	4.54%
Payable	US$ 307	US$ 320	Fix	3.88%

					(58)	(63)	1	6	-	(8)	(51)

R$ fixed rate vs. US$ fixed rate swap					451	318	16	68	184	160	106
Receivable	R$ 20,141	R$ 20,854	Fix	7.56%
Payable	US$ 3,819	US$ 3,948	Fix	0.00%

Forward	R$ 4,122	R$ 4,342	B	5.40	106	82	4	12	82	19	5

					557	400	20	80	266	179	111

28

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	(43)	(385)	(726)
	US$ interest rate inside Brazil decrease	(43)	(85)	(131)
	Brazilian interest rate increase	(43)	(81)	(118)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(44)	(93)	(142)
	US$ interest rate inside Brazil decrease	(44)	(50)	(56)
	Brazilian interest rate increase	(44)	(53)	(61)
	TJLP interest rate decrease	(44)	(50)	(57)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(58)	(133)	(208)
	US$ interest rate inside Brazil decrease	(58)	(67)	(77)
	Brazilian interest rate increase	(58)	(73)	(88)
	IPCA index decrease	(58)	(66)	(74)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	451	(432)	(1,315)
	US$ interest rate inside Brazil decrease	451	384	313
	Brazilian interest rate increase	451	300	161
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

Forward	R$ depreciation	106	(56)	(218)
	US$ interest rate inside Brazil decrease	106	100	95
	Brazilian interest rate increase	106	93	82
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Protection program for LIBOR floating interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Index	Average rate	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023	2024
LIBOR vs. US$ fixed rate swap					10	7	-	-	7	3
Receivable	US$ 150	US$ 150	LIBOR	0.85%
Payable	US$ 150	US$ 150	Fix	0.85%
					10	7	-	-	7	3

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
LIBOR vs. US$ fixed rate swap	US$ LIBOR decrease	10	9	7
Protected item: LIBOR US$ indexed debt	US$ LIBOR decrease	n.a.	(9)	(7)

29

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

f) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Bought / Sold	Average strike (US$)	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023
Brent crude oil (bbl)
Call options	22,309,500	22,600,500	B	99	23	74	-	8	23
Put options	22,309,500	22,600,500	S	66	(34)	(51)	-	10	(34)

Forward Freight Agreement (days)
Freight forwards	680	2,085	B	12,807	7	(1)	2	1	7

					(4)	22	2	19	(4)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	(11)	(199)	(584)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	199	584

Forward Freight Agreement (days)
Forwards	Freight price decrease	7	3	(1)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	(3)	1

g) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023+
Fixed price nickel sales protection (ton)
Nickel forwards	226	766	B	21,214	1	7	3	-	1

Hedge program for products acquisition for resale (ton)
Nickel forwards	156	384	S	22,793	-	(1)	2	-	-

					1	6	5	-	1

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(4)	(5)	-	3	(4)

					(4)	(5)	-	3	(4)

30

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	1	(1)	(2)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	1	2

Hedge program for products acquisition for resale (ton)
Forwards	Nickel price increase	-	(1)	(2)
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	1	2

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(4)	(10)	(20)

h) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2023	2022
Net investments hedge	49	219
Cash flow hedge	19	(304)

Cash flow hedge

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	March 31, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	March 31, 2023	December 31, 2022	March 31, 2023	March 31, 2023	2023
Nickel revenue hedge program
Forward	4,725	6,300	S	34,929	51	28	14	7	51
					51	28	14	7	51

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)

Nickel Revenue Hedging Program
Options	Nickel price increase	51	22	(7)
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	(22)	7

31

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

i) Financial counterparties’ rating

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	March 31, 2023		December 31, 2022
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	43	-	32	-
Aa2	417	-	342	5
Aa3	226	-	239	-
A1	1,698	121	1,746	98
A2	715	168	938	146
A3	910	57	918	63
Baa1	-	-	-	-
Baa2	16	-	7	-
Ba2 (i)	552	240	411	176
Ba3 (i)	181	86	164	55
Others	-	(7)	-	(5)
	4,758	665	4,797	538

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

32

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

19.	Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		March 31, 2023				December 31, 2022
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	4,705	-	-	4,705	4,736	-	-	4,736
Short-term investments	21	-	-	53	53	-	-	61	61
Derivative financial instruments	18	-	-	381	381	-	-	342	342
Accounts receivable	10	894	-	1,793	2,687	538	-	3,781	4,319
		5,599	-	2,227	7,826	5,274	-	4,184	9,458
Non-current
Judicial deposits	26(c)	1,255	-	-	1,255	1,215	-	-	1,215
Restricted cash		96	-	-	96	77	-	-	77
Derivative financial instruments	18	-	-	284	284	-	-	196	196
Investments in equity securities	13	-	13	-	13	-	7	-	7
		1,351	13	284	1,648	1,292	7	196	1,495
Total of financial assets		6,950	13	2,511	9,474	6,566	7	4,380	10,953

Financial liabilities
Current
Suppliers and contractors	12	4,464	-	-	4,464	4,461	-	-	4,461
Derivative financial instruments	18	-	-	55	55	-	-	90	90
Loans, borrowings and leases	21	543	-	-	543	489	-	-	489
Liabilities related to the concession grant	13(a)	379	-	-	379	416	-	-	416
Other financial liabilities - Related parties	29	367	-	-	367	400	-	-	400
Contract liability and other advances		780	-	-	780	766	-	-	766
		6,533	-	55	6,588	6,532	-	90	6,622
Non-current
Derivative financial instruments	18	-	-	146	146	-	-	186	186
Loans, borrowings and leases	21	12,441	-	-	12,441	12,223	-	-	12,223
Participative shareholders' debentures	20	-	-	2,846	2,846	-	-	2,725	2,725
Liabilities related to the concession grant	13(a)	2,659	-	-	2,659	2,554	-	-	2,554
Financial guarantees		-	-	-	-	-	-	103	103
		15,100	-	2,992	18,092	14,777	-	3,014	17,791
Total of financial liabilities		21,633	-	3,047	24,680	21,309	-	3,104	24,413

a) Hierarchy of fair value

		March 31, 2023				December 31, 2022
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	53	-	-	53	61	-	-	61
Derivative financial instruments	18	-	665	-	665	-	538	-	538
Accounts receivable	10	-	1,793	-	1,793	-	3,781	-	3,781
Investments in equity securities	13	13	-	-	13	7	-	-	7
		66	2,458	-	2,524	68	4,319	-	4,387

Financial liabilities
Derivative financial instruments	18	-	201	-	201	-	276	-	276
Participative shareholders' debentures	20	-	2,846	-	2,846	-	2,725	-	2,725
Financial guarantees		-	-	-	-	-	103	-	103
		-	3,047	-	3,047	-	3,104	-	3,104

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

33

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b) Fair value of loans and borrowings

	March 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	6,157	6,218	6,157	6,253
Debentures	226	222	233	225
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	273	275	278	278
R$, with fixed interest	1	1	2	2
Debt contracts in the international market in:
US$, with variable and fixed interest	4,566	4,841	4,266	4,391
Other currencies, with variable interest	9	9	9	9
Other currencies, with fixed interest	80	83	89	91
	11,312	11,649	11,034	11,249

20.	Participative shareholders’ debentures

The effects on the Consolidated Income Statement and on the Consolidated Statement of Financial Position are shown below:

	Three-month period ended March 31,
	2023		2022		Liabilities
	Average price (R$)	Financial expense	Average price (R$)	Financial expense	March 31, 2023	December 31, 2022
Participative shareholders’ debentures	37.22	(47)	52.41	(249)	2,846	2,725

On April 3, 2023 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$125 for the second semester of 2022 (2022: US$225 for the second semester of 2021), as disclosed on the “Participating debentures report” made available on the Company’s website.

21.	Loans, borrowings, leases, cash and cash equivalents and short-term investments

a)       Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	March 31, 2023	December 31, 2022
Debt contracts	11,464	11,181
Leases	1,520	1,531
Total of loans, borrowings and leases	12,984	12,712

(-) Cash and cash equivalents	4,705	4,736
(-) Short-term investments (i)	53	61
Net debt	8,226	7,915

(i) Substantially comprises investments in exclusive investment fund, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government.

b)    Cash and cash equivalents

	March 31, 2023	December 31, 2022
R$	1,497	1,770
US$	3,037	2,798
Other currencies	171	168
	4,705	4,736

34

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

c)	Loans, borrowings, and leases

i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Quoted in the secondary market:
US$ Bonds	6.00%	-	-	6,157	6,157
R$ Debentures (ii)	9.78%	89	47	137	186
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.64%	47	46	226	232
R$, with fixed interest	3.04%	1	2	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	5.23%	54	54	4,512	4,212
Other currencies, with variable interest	4.11%	-	-	9	9
Other currencies, with fixed interest	4.02%	12	11	68	78
Accrued charges		152	147	-	-
		355	307	11,109	10,874

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as at March 31, 2023.

(ii) The Company has debentures in Brazil obtained for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.45% per year in US$.

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2023	117	522
2024	649	689
2025	446	663
2026	842	634
2027	1,695	526
Between 2028 and 2030	3,120	1,282
2031 onwards	4,443	2,057
Total	11,312	6,373

(i) Based on interest rate curves and foreign exchange rates applicable as at March 31, 2023 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4a) and interest coverage. The Company did not identify any instances of noncompliance as at March 31, 2023.

ii) Lease liabilities

	December 31, 2022	Additions and contract modifications	Payments (i)	Interest	Translation adjustment	March 31, 2023
Ports	690	-	(17)	6	2	681
Vessels	441	-	(16)	4	1	430
Pelletizing plants	222	12	(1)	3	5	241
Properties	105	-	(11)	1	2	97
Energy plants	52	-	(1)	1	-	52
Mining equipment	21	-	(1)	-	(1)	19
Total	1,531	12	(47)	15	9	1,520
Current liabilities	182					188
Non-current liabilities	1,349					1,332
Total	1,531					1,520

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities for the period ended March 31, 2023 was US$37 (2022: US$58).

35

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the balance sheet is measured at the present value of such obligations.

	2023	2024	2025	2026	2027 onwards	Total	Average remaining term (years)	Discount rate
Ports	49	65	65	52	698	929	1 to 20	3% to 5%
Vessels	46	60	59	54	292	511	2 to 10	3% to 4%
Pelletizing plants	56	48	45	16	109	274	1 to 10	2% to 5%
Properties	23	25	16	14	32	110	1 to 7	2% to 6%
Energy plants	5	6	6	6	45	68	1 to 7	5% to 6%
Mining equipment	5	5	5	4	3	22	1 to 5	2% to 6%
Total	184	209	196	146	1,179	1,914

22.	Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 3 victims still missing, and caused extensive property and environmental damage in the region.

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

As a result of the dam failure, the Company has been recognizing provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society, as shown below:

	December 31, 2022	Monetary and present value adjustments	Disbursements	Translation adjustment	March 31, 2023
Global Settlement for Brumadinho
Payment obligations	882	20	-	24	926
Provision for socio-economic reparation and others	867	22	(59)	23	853
Provision for social and environmental reparation	777	20	(11)	22	808
	2,526	62	(70)	69	2,587
Commitments
Tailings containment and geotechnical safety	559	14	(29)	15	559
Individual indemnification	45	1	(18)	1	29
Other commitments	182	3	(7)	5	183
	786	18	(54)	21	771
Liability	3,312	80	(124)	90	3,358

Current liability	944				1,122
Non-current liability	2,368				2,236
Liability	3,312				3,358

Discount rate in nominal terms	9.08%				9.44%

In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, humanitarian assistance, payroll, legal services, water supply, among others. In the three-month period ended March 31, 2023, the Company incurred expenses in the amount of US$111 (2022: US$123).

36

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

a) Global Settlement for Brumadinho

The Global settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

For the measures (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

b) Provision for individual indemnification and other commitments

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

c) Contingencies and other legal matters

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to execute specific remediation and reparation actions. As a result of the Global Settlement, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. Indemnifications for individual damages was excluded from the Global Settlement, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. In the same year of 2021, the fulfilment of the Global Settlement was initiated, by Vale and other parties.

Collective Labor Civil Action

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay US$197 thousand (R$1 million) per fatality. Vale is defending itself in the lawsuits and considers that the likelihood of loss is possible.

U.S. Securities class action suit

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2023.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action.

37

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings filed by minority shareholders and a class association

In Brazil, Vale is named as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s non-controlling shareholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$354 (R$1,800 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$768 (R$3,900 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against us in the U.S. District Court for the Eastern District of New York, alleging that certain Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale will make payments totaling US$56, which are recorded by Vale. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023 (subsequent event) the settlement was approved by the court.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Decision of the Brazilian Office of the Comptroller General of the Union (“CGU”)

In October 2020, the CGU notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU concluded that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale US$17 (R$86 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management. Vale has submitted a request for reconsideration and considers the likelihood of loss for this amount is possible.

38

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

d) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. However, these negotiations are still in progress, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification related to these insurers was recognized in these financial statements.

23.	Liabilities related to associates and joint ventures

a) Samarco dam failure

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, releasing mine tailings downstream, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

Under the Framework Agreement, Samarco has primary responsibility for funding Renova Foundation’s annual calendar year budget for the duration of the Framework Agreement. However, to the extent that Samarco does not meet its funding obligations, Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s long-term cash flow generation.

b)       Changes on the provisions in the period

	December 31, 2022	Monetary and present value adjustments	Disbursements	Translation adjustments	March 31, 2023
Renova Foundation reparation and compensation programs	3,124	65	(77)	84	3,196
De-characterization of the Germano dam	197	2	-	4	203
Liabilities	3,321	67	(77)	88	3,399

Current liabilities	1,911	-	-	-	2,133
Non-current liabilities	1,410	-	-	-	1,266
Liabilities	3,321	-	-	-	3,399

Discount rate in nominal terms	6.20% - 9.51%				6.22% - 10.98%

c)	Judicial recovery of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which is held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In addition, the ongoing discussions in the context of the JR may lead to the loss of deductibility of part of the expenses incurred with the Renova Foundation and of the deferred taxes over the total provision, depending on the method determined for restructuring Samarco's debts. As at March 31, 2023, the exposure is US$1,660 (R$8,432 million) (2022: US$1,620 (R$8,454 million)), of which US$573 (R$2,911 million) (2022: US$571 (R$2,980 million)) are expenses already incurred and considered as part of the Company’s uncertain tax positions.

39

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

The Company is working with the perspective that the mechanisms resulting from the JR will continue allowing the deductibility of these expenses. However, future decisions resulting from the negotiations regarding Samarco's capital structure, which are not under Vale's control, could materially change the deferred tax recognized by the Company.

d)	Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the USA against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the year were as follows:

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking US$30 billion (R$155 billion) (the effect for Vale would be 50% of this amount), which has been suspended from the date of ratification of the TacGov Agreement.

However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the two-year period ended September 30, 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the US$30 billion (R$155 billion) claim.

Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the US$30 billion (R$155 billion) Federal Public Prosecution Office claim. The goal in signing a potential agreement is to provide a stable framework for the execution of reparation and compensation programs.

The potential agreement is still uncertain as it is subject to conclusion of the negotiations and approval by the Company, relevant authorities and intervenient parties.

The estimate of the economic impact of a potential agreement will depend mainly on (i) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (ii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iii) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Therefore, until any revisions to the Programs are agreed, Renova Foundation will continue to implement the Programs in accordance with the terms of the Framework Agreement and the TacGov Agreement, for which the expected costs are reflected in the Company’s provision.

Judicial decision requesting cash deposits

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the TTAC, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of US$2.0 billion (R$10.3 billion), in ten installments, which the effect for Vale would be 50% of this amount. This proceeding is subject to appeal and therefore the Company is defending itself against this decision and the Company believes its provisions are sufficient to comply with the TTAC obligations.

Criminal proceedings

In September 2019, the federal court dismissed all criminal charges against Vale representatives relating to the first group of charges, which concerns the results of the Fundão dam failure, remaining only the legal entity in the passive pole. The second group of charges against Vale S.A. and one of the Company’s employees, which concerns the accusation of alleged crimes committed against the Environmental Public Administration, remained unchanged. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

40

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

United Kingdom contribution claim

As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales (The “UK Claim”). The UK Claim includes only BHP and was filed on behalf of certain individuals and municipalities in Brazil only against BHP, for the allegedly damages caused by the Fundão dam failure.

In December 2022, BHP filed a contribution claim against Vale, requesting the Company to be responsible for the indemnification payments in the proportion to its interest held in Samarco. The Company believes that it is not subject to the jurisdiction of the English Court and it does not have any contractual obligation in relation to this matter, therefore, the Company has assessed the risk of loss as remote.

24. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In September 2020, the Federal Government enacted Law no. 14.066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The law also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. As made available to competent bodies, a substantial part of the Company's de-characterization projects will be completed in a period exceeding the date established in the legislation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically unfeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of US$37 to make investments in social and environmental projects over a period of 8 years.

In December 2022, the Federal Government published decree no. 11,310, which regulates dispositions of the National Dam Safety Policy, regulates dam supervision activities, establishes the competence to regulate the extension of the self-rescue zone for authorities acting in dam emergency situations, and presents guidelines on technical reports regarding the causes of a breach and other aspects of management of geotechnical structures. This decree also determined that companies must present guarantees for dams in an alert situation, however, the measures for measuring and executing these guarantees are still being discussed by the responsible public agencies.

In February 2023, ANM issued a resolution that modifies the current dam safety regulation. The main changes are new rules in connection with the active and passive monitoring during the de-characterization of dams, the simplified dam collapse study and simplified emergency action plan for specific cases, and the dam safety plan (“PSB”). The Company believes that its provisions recorded in these interim financial statements are sufficient to comply with all legal requirements current in place.

Thus, depending on changes in the existing law and regulations, the creation of new requirements or the progress of technical studies, the Company's provisions may be materially impacted in future reporting periods.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam failure (note 22) and, in compliance with Law 14,066, the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

41

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted at present value at a rate, which reduced from 6.16% to 6.09%. Changes in the provisions are as follows:

	2023	2022
Balance at January 1,	3,378	3,523
Additional provision	-	37
Disbursements	(78)	(69)
Present value valuation	72	(37)
Translation adjustment	92	621
Balance at March 31,	3,464	4,075

	March 31, 2023	December 31, 2022
Current liabilities	434	357
Non-current liabilities	3,030	3,021
Liabilities	3,464	3,378

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$74 for the period ended March 31, 2023 (2022: US$107). The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate		Cash flow maturity
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Liability by geographical area
Brazil	1,828	1,788	6.22%	6.20%	2096	2096
Canada	1,603	1,683	1.24%	1.11%	2151	2148
Oman	114	114	3.27%	3.90%	2035	2035
Indonesia	79	73	4.07%	4.33%	2060	2061
Other regions	159	145	1.50% - 1.82%	1.84% - 2.00%	-	-
	3,783	3,803

Provision changes during the period

	2023			2022
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance on January 1,	3,466	337	3,803	4,283	297	4,580
Adjustment to present value	28	-	28	8	-	8
Disbursements	(24)	(39)	(63)	(19)	(16)	(35)
Revisions on projected cash flows	(143)	109	(34)	(603)	(1)	(604)
Transfer to assets held for sale	-	-	-	(49)	(2)	(51)
Translation adjustment	41	8	49	237	46	283
Balance on March 31,	3,368	415	3,783	3,857	324	4,181
	March 31, 2023			December 31, 2022
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Current	215	136	351	210	94	304
Non-current	3,153	279	3,432	3,256	243	3,499
Liability	3,368	415	3,783	3,466	337	3,803

Financial guarantees

The Company has issued letters of credit and surety bonds for US$819 as of March 31, 2023 (2022: US$644), in connection with the asset retirement obligations for its Energy Transition Metals operations. In addition, for Indonesia, the Company has bank deposits as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees.

42

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

25.	Provisions

		Current liabilities		Non-current liabilities
	Notes	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Provisions for litigation	26	112	106	1,244	1,186
Employee post retirement obligation	27	67	66	1,304	1,260
Payroll, related charges and other remunerations		543	864	-	-
		722	1,036	2,548	2,446

26.	Litigations

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as at March 31, 2023 is US$519 (2022: US$498). This proceeding is fully guaranteed by a judicial deposit.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

43

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2022	576	291	411	14	1,292
Additions and reversals, net	2	(1)	27	3	31
Payments	-	(9)	(18)	-	(27)
Indexation and interest	9	9	6	1	25
Translation adjustment	15	7	13	-	35
Balance at March 31, 2023	602	297	439	18	1,356
Current liabilities	19	21	70	2	112
Non-current liabilities	583	276	369	16	1,244
Balance at March 31, 2023	602	297	439	18	1,356

Balance at December 31, 2021	456	284	358	7	1,105
Additions and reversals, net	2	(3)	17	-	16
Payments	-	(20)	(9)	-	(29)
Indexation and interest	6	10	8	-	24
Translation adjustment	82	48	66	1	197
Discontinued operations	(1)	(8)	(2)	-	(11)
Balance at March 31, 2022	545	311	438	8	1,302
Current liabilities	17	23	69	1	110
Non-current liabilities	528	288	369	7	1,192
Balance at March 31, 2022	545	311	438	8	1,302

b)       Contingent liabilities

	March 31, 2023	December 31, 2022
Tax litigations	6,990	6,590
Civil litigations	1,191	1,270
Labor litigations	609	569
Environmental litigations	1,317	1,102
Total	10,107	9,531

There has not been any relevant developments since the December 31, 2022 financial statements.

c) Judicial deposits

	March 31, 2023	December 31, 2022
Tax litigations	988	945
Civil litigations	114	123
Labor litigations	137	134
Environmental litigations	16	13
Total	1,255	1,215

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.5 billion (R$12.6 billion) (2022: US$2.3 billion (R$12 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

44

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

27.	Employee benefits

a) Employee post retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Total
	March 31, 2023			December 31, 2022
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the period	1,114	-	-	919	-	-
Interest income	25	-	-	84	-	-
Changes on asset ceiling	75	-	-	65	-	-
Translation adjustment	28	-	-	46	-	-
Balance at end of the period	1,242	-	-	1,114	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(5,250)	(627)	(1,091)	(5,142)	(608)	(1,057)
Fair value of assets	6,585	347	-	6,340	339	-
Effect of the asset ceiling	(1,242)	-	-	(1,114)	-	-
Assets (liabilities)	93	(280)	(1,091)	84	(269)	(1,057)

Current liabilities	-	(13)	(54)	-	(10)	(56)
Non-current assets (liabilities)	93	(267)	(1,037)	84	(259)	(1,001)
Assets (liabilities)	93	(280)	(1,091)	84	(269)	(1,057)

(i) The pension plan asset is recorded as “Other non-current assets” in the balance sheet.

b) Long-term incentive programs

The Company has long-term reward mechanisms that include the Matching Program and the Performance Shares Units (“PSU”) for eligible executives, whose objective is to encourage the permanence of employees and stimulate performance.

The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

On March 30, 2023, a new cycle of the Matching program started, and the fair value estimate was based on the Company's share price and ADR at the grant date, R$81.82 and US$15.94 per share. The number of shares that will be granted for the 2023 cycle was 1,330,503 shares (2022: 1,084,065 shares). The fair value of the program will be recognized on a straight-line basis over the required three-month period of service, net of estimated losses.

45

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

28.	Equity

a)       Share capital

As at March 31, 2023, the share capital was US$61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	March 31, 2023
Shareholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	1,582,109,037	-	1,582,109,037
The Capital Group Companies, Inc	639,065,707	-	639,065,707
Previ	393,946,556	-	393,946,556
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	262,749,719	-	262,749,719
Free floating	2,857,890,454	-	2,857,890,454
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,439,999,491	12	4,439,999,503
Shares in treasury	99,008,077	-	99,008,077
Total capital	4,539,007,568	12	4,539,007,580

b) Cancellation of treasury shares

	Number of canceled shares	Carrying amount
Cancellation approved on March 2, 2023 (i)	239,881,683	4,164
Three-month period ended March 31, 2023	239,881,683	4,164

Cancellation approved on February 24, 2022 (i)	133,418,347	2,830
Three-month period ended March 31, 2022	133,418,347	2,830

(i) During the three-month period ended March 31, 2023 and 2022, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital. The effects were transferred in shareholders' equity as "Treasury shares used and cancelled", between the "Revenue reserve" and "Treasury shares".

c)	Remuneration approved

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of US$1,569, of which US$1,132 is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and US$437 as an additional remuneration, recorded in equity as “Additional remuneration reserve”. It was fully paid in March, 2023.

•	On December 1, 2022, the Board of Directors approved interest on capital to shareholders in the amount of US$254, as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. It was fully paid in March, 2023.

•	On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of US$3,500 as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. It was fully paid in March 2022.

46

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

d)	Share buyback program

	Total of shares repurchased		Effect on cash flows
	Three-month period ended March 31,
	2023	2022	2023	2022
Shares buyback program for 500,000,000 shares (i)
Acquired by Parent	23,234,352	-	398	-
Acquired by wholly owned subsidiaries	21,304,219	-	365	-
	44,538,571	-	763	-

Shares buyback program for 470,000,000 shares (ii)
Acquired by Parent	-	45,660,600	-	830
Acquired by wholly owned subsidiaries	-	54,495,762	-	958
	-	100,156,362	-	1,788
Shares buyback program	44,538,571	100,156,362	763	1,788

(i) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs.

(ii) On April 1, 2021, the Board of Directors approved the common shares buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. Continuing the previous program, the Board of Directors approved a new shares buyback program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs were concluded in 2022.

29.	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Three-month period ended March 31,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	93	-	-	129	-	(6)
Aliança Geração de Energia S.A.	-	(26)	-	-	(25)	-
Pelletizing companies (i)	15	(58)	(14)	-	(70)	(9)
MRS Logística S.A.	-	(64)	-	-	(67)	-
Norte Energia S.A.	-	(27)	-	-	(31)	-
Other	5	(3)	-	6	(3)	-
	113	(178)	(14)	135	(196)	(15)
Associates
VLI	69	(6)	(1)	63	(5)	(1)
Other	-	-	-	-	-	(2)
	69	(6)	(1)	63	(5)	(3)
Major shareholders
Bradesco	-	-	72	-	-	285
Mitsui	45	-	-	78	-	-
	45	-	72	78	-	285
Total	227	(184)	57	276	(201)	267

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

47

Notes to the Interim Financial Statements
Expressed in millions of United States dollar, unless otherwise stated

b)       Outstanding balances with related parties

	March 31, 2023			December 31, 2022
			Assets			Assets
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	-	91	17
Pelletizing companies (i)	-	-	25	-	-	25
MRS Logística S.A.	-	-	25	-	-	25
Other	-	3	31	-	4	50
	-	3	81	-	95	117
Associates
VLI	-	131	-	-	14	-
Other	-	-	2	-	-	1
	-	131	2	-	14	1
Major shareholders
Bradesco	414	-	208	335	-	154
Banco do Brasil	29	-	-	30	-	-
Mitsui	-	4	-	-	89	-
	443	4	208	365	89	154
Pension plan	-	15	-	-	13	-
Total	443	153	291	365	211	272

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	March 31, 2023		December 31, 2022
	Liabilities		Liabilities
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	39	367	63	400
MRS Logística S.A.	15	-	57	-
Other	28	-	31	-
	82	367	151	400
Associates
VLI	5	174	5	53
Other	1	-	3	-
	6	174	8	53
Major shareholders
Bradesco	-	56	-	75
Mitsui	-	-	1	-
	-	56	1	75
Pension plan	10	-	11	-
Total	98	597	171	528

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

48

April 26, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We are aware that our report dated April 26, 2023 on our review of interim financial statements of Vale S.A., which appears in this Form 6-K, is incorporated by reference in the Registration Statements on Form F-3 of Vale S.A. (Nos. 333-258466 and 333-271248) and of Vale Overseas Limited (Nos. 333-258466-01 and 333-271248-01).

Very truly yours,

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

49

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 26, 2023		Head of Investor Relations